

North & Webster, LLC
10 Tower Office Park, Suite 420
Woburn, MA 01801
Tel: 781-937-5500
www.northandwebster.com

January 9, 2013

C. Shelton James, Chairman
Christopher J. Hall, Director
J. David Lyons, Director
Robert M. Williams, Director
Victor Dellovo, President & CEO
CSP Inc.
43 Manning Road
Billerica, MA 01821

Dear Board Members,

North & Webster, LLC, together with its affiliates ("we" or "North & Webster"), currently owns approximately 3.9% of the outstanding common stock of CSP Inc. ("CSP" or the "Company"), making us one of the Company's largest shareholders. For the reasons we set out in this letter, we will now be soliciting our fellow shareholders to withhold their votes in order to prevent a quorum at the 2013 Annual Meeting, thereby giving all shareholders a true voice. We are disappointed that the board of directors (the "Board") has manipulated the corporate machinery in an apparent effort to entrench the Board and management by filing preliminary proxy materials between Christmas and New Year's Day and just 40 days ahead of the February 5, 2013 date set for the 2013 Annual Meeting.   Since the Board has acknowledged that it had notice of our intention to nominate a slate of directors well before setting the 2013 Annual Meeting date, we would view any attempt by the Company to proceed with the 2013 Annual Meeting as scheduled as an attempt to disenfranchise its shareholders.

We also have serious concerns regarding the Board's misleading and selective disclosure of information in its preliminary proxy statement regarding us and our intentions with respect to the Company. Should the Board nevertheless decide to proceed with its self-serving timeframe for holding the 2013 Annual Meeting, then North & Webster will be filing preliminary proxy materials and urging shareholders to withhold their vote from counting towards a quorum at the 2013 Annual Meeting in order to give shareholders a true voice at the 2013 Annual Meeting.

Specifically, our "withhold quorum" campaign will serve as a referendum for shareholders to demonstrate that they prefer the Company to immediately commence a strategic process designed to maximize the value of their investment. For the following reasons, we believe now is the time to maximize value for all shareholders through a bona fide sale process conducted by a reputable investment bank:

- the Company has stated it expects to lose money in Fiscal 2013;

- the Company operates two disparate business segments with no apparent synergies;

- the Company's new CEO has little to no experience running a public company nor has any experience in one of the Company's two primary business segments.

Any delay in exploring options for achieving a value-maximizing transaction will only result in shareholder value being destroyed through further operating losses, especially when taking into account (i) the considerable risks to the Company as a stand-alone business, (ii) the illiquidity in the stock, and (iii) the Company's historical underperformance.

As you know, nearly two months ago, North & Webster made a bona fide offer to acquire all of the shares of common stock of CSP that we do not already own for $5.50 per share in cash (the "Proposal").   At the time, our Proposal represented a 15% premium to the 60-day moving average and was higher than the stock's 3-year high. We based this offer on publicly available information and it is subject to change based on further due diligence. This Proposal was designed to be the opening offer in a process that would involve (i) a reputable investment bank hired by the Board, (ii) discussions and negotiations with multiple potential purchasers and (iii) ultimately, a value maximizing transaction that would benefit all shareholders.

We were ready, willing and able to expeditiously negotiate a transaction that would provide full and fair value to all shareholders and had expected the Board to retain a reputable investment bank to immediately engage in discussions with us and any other potential interested acquirers. We also indicated that we are highly confident that we could obtain any necessary financing required to complete any negotiated transaction.

We had trusted that you, as directors and fiduciaries, would have taken our offer seriously and engaged in meaningful negotiations with us and other parties around consummating a transaction that fully and fairly values the Company. Unfortunately, the Board has repeatedly refused to meet with us regarding our Proposal. We are continually rebuffed with new excuses which cause us to seriously question whether the Board will ever take its fiduciary duties seriously.

Since our initial offer letter, we have sent you three additional letters and made numerous telephone calls to members of the Board and management in an effort to discuss our Proposal. Your response to date has been little more than a one paragraph letter dated November 9, 2012, in which you merely acknowledge receipt of our letter. The Board has flatly refused to engage in any dialogue regarding our proposed value maximizing transaction. The failure to seriously consider our Proposal raises troubling questions about the Board's ability and willingness to faithfully represent the best interests of the shareholders.

Following is a brief summary of our correspondences to date:

- **November 7, 2012** – We sent a letter to you setting forth our offer to acquire the Company for $5.50 per share in cash, with the price representing a 15% premium to the 60-day moving average and in excess of the stock's 3-year high. We proposed to close the transaction prior to the end of calendar year 2012 to maximize value for all shareholders and take advantage of favorable tax treatment for all shareholders.
- **November 9, 2012** – We received a vague one-paragraph letter from you leaving open if and when the Board would discuss our transaction proposal.
- **November 14, 2012** – We followed up with a letter specifying a detailed term sheet and transaction time line that proposed a plan to negotiate a transaction prior to the nomination deadline for the 2013 Annual Meeting.
- **November 21, 2012** – After no response from the Company and in order to preserve our rights as shareholders, we nominated a slate of four director candidates stating we would not run against new CEO Victor Dellovo. We informed you that our goal is to engage in a constructive dialogue on a sale process and if the Board continued to ignore our Proposal than our slate of director candidates would be a referendum on a sale process to the highest bidder regardless of whether that is our offer, or a higher bid from a third party.
- **December 18, 2012** – After publicly stating on your conference call that the Company would likely return to losing money in 2013, we sent a letter that stated we remained interested in privately negotiating a transaction and that this would be our final private communication.

As this chronology demonstrates, up until now, the Board has shown a complete disregard for the best interests of all shareholders and has failed to fully and faithfully represent shareholder interests and discharge their duties. We are currently evaluating all legal options and reserve our rights to take any action necessary to ensure that CSP is run in a manner that is consistent with the best interests of all shareholders.

Under the leadership of the current management team and Board, the performance of CSP has been and continues to be unacceptable to shareholders. This is demonstrated by the significant destruction of shareholder value over the past 5 years and going back for a full 20 years. As shown in the chart below, CSP Inc. has materially underperformed the NASDAQ Composite Index over those time periods.

	Stock Performance		Return on $10,000 Investment	
	5 Year	20 Years	5 Years	20 Years
CSP Inc.	-26.52%	10.83%	$ (2,652)	$ 1,083
NASDAQ Composite Index	10.54%	391.75%	$ 1,054	$ 39,175

Source: Yahoo Finance and Google Finance; Ending Date of Nov. 7, 2012

We believe this destruction of shareholder value is a direct result of ill-conceived acquisitions and other internal investments proposed and executed by management and supported by the current Board. There is no reason to believe that current management will be able to reverse this trend, given its past poor performance and inability to accurately forecast the Company's business.

As we made you well aware, it was our strong preference to communicate privately with the Company regarding a value-enhancing transaction. Unfortunately, in your recently filed preliminary proxy statement for the 2013 Annual Meeting you decided to selectively disclose our nomination of a slate of director candidates without providing any details or context regarding our Proposal.   As you well know, we nominated a slate of director candidates in light of the Company's late November nomination deadline and to preserve all of our options to ensure that CSPI shareholders are provided with the opportunity to have their voices heard should you continue to blatantly ignore us. Your actions, or lack thereof, have left us with little choice but to make our offer and interest in a thorough sale process, and the Board's egregious behavior regarding our Proposal, known publicly.

As stated previously, we will be filing preliminary proxy materials and urging all shareholders to withhold their vote from counting towards a quorum at the 2013 Annual Meeting in order to send a strong message to the Board that shareholders agree with us that the Company should immediately conduct an open and transparent sale process aimed at maximizing shareholder value.

We stand ready to meet with you and your representatives as soon as possible. Please contact the undersigned to discuss any questions you may have. Depending on the nature of your response, we reserve the right to continue to pursue all necessary steps to ensure that CSPI shareholders are provided with the opportunity to have their voices heard at the 2013 Annual Meeting.

Sincerely,

North & Webster, LLC

Samuel A. Kidston
Managing Member